

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2012

Via E-mail
Paul Tufano
Chief Financial Officer
Alcatel-Lucent
3 avenue Octave Gréard
75007 Paris, France

> **Re: Alcatel-Lucent**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed March 21, 2012**
> **File No. 001-11130**

Dear Mr. Tufano:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 9

1. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

<u>Description of the Group's Activities, page 27</u>

<u>Our Activities in Certain Countries, page 38</u>

2. Please update us on your contacts with Iran, Syria, Sudan and Cuba since your letters to us of November 18, 2005 and May 30, 2006. We note 2010 and 2011 news articles regarding your supply of technology and products to the East Africa Submarine Cable System project which involves Sudan, to the Europe Persia Express Gateway project which involves Iran, and to an underwater fiber-optic project linking Venezuela and Cuba.

   As you know, Iran Syria, Sudan and Cuba are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Please tell us about any contacts with these countries since your 2005 and 2006 letters, including descriptions of past, current and anticipated contacts through affiliates, subsidiaries, distributors, resellers or other direct or indirect arrangements. Describe any services, technology or equipment you have provided to Iran, Syria, Sudan and Cuba and describe any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments. We note that the consortiums operating the East Africa Submarine Cable System, the Europe Persia Express Gateway project and the Venezuela to Cuba fiber optic project include, respectively, Sudan's Sudatel, Iran's Telecommunications Infrastructure Company and Cuba and Venezuela's joint venture Gran Caribe, each of which is a government-owned entity.

3. Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Syria or Sudan.

4. In this regard, we note that Massachusetts' state pension fund is reported to have sold all of its Alcatel-Lucent stocks and bonds in 2008 because of your business in Sudan. We also note negative publicity in 2010 and 2011 regarding your contacts with these

Paul Tufano
Alcatel-Lucent
June 13, 2012
Page 3

countries, including a reported reference by U.S. lawmakers to information identifying Alcatel-Lucent as a company linked to Iran's energy program.

5. Please tell us whether you have provided or anticipate providing services, technology or equipment with military applications in connection with the contacts with Iran, Syria, Sudan and Cuba you describe in response to the foregoing comments. If so, please describe the relevant military applications and tell us whether, to the best of your knowledge, understanding and belief, the services, technology and/or equipment have been put to military use in or by the referenced countries.

Operating And Financial Review And Prospects, page 43

Overview of 2011

6. On page 9 you discuss a strategic plan adopted in January of 2009 which contemplated a shift in focus from mature technologies that previously generated significant revenues toward certain next-generation technologies. Please expand this section to assess the progress made and how your financial results evidence that progress.

Capital Resources, page 67

7. We note that net cash provided by operating activities amounted to $25 million in fiscal 2011 and that operating activities used cash in each of fiscal 2010 and 2009. In each instance net cash generated from operating activities did not materially contribute to covering capital expenditures. If this trend continues, disclose how it affects your financial condition and management's plan to increase or supplement cash provided by operating activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail to
        Lauren K. Boglivi, Esq.
        Proskauer Rose LLP